UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

1

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

To Longleaf Shareholders

Longleaf Partners Fund and Longleaf Partners Small-Cap Fund delivered solid results in the first quarter, exceeding our absolute annual return goal of inflation plus 10% and outperforming their benchmark indices by wide margins. Longleaf Partners International Fund's gain fell short of our absolute goal and the EAFE Index, primarily pressured by price declines in our Japanese holdings. The tables below show the value that the Funds have delivered to our long-term partners, especially those who have held the Funds for over ten years.

Cumulative Returns through March 31, 2011[1]

	Since IPO[1]	20 Year	Ten Year	Five Year	One Year	YTD
Partners Fund (4/8/87 IPO)	1245.9%	796.6%	79.0%	6.7%	19.9%	8.7%
S&P 500 Index	686.1	431.9	38.3	13.8	15.7	5.9
Small-Cap Fund (2/21/89 IPO)	888.3	875.2	161.3	33.9	20.9	9.7
Russell 2000 Index	641.8	551.1	113.3	17.9	25.8	7.9
International Fund (10/26/98 IPO)	225.6	na	74.8	11.4	14.6	2.9
EAFE Index	73.7	na	69.0	6.7	10.4	3.4
Inflation plus 10%	(2)	965.1	222.2	78.4	12.8	4.0

(1) During the inception year, the S&P 500 and the EAFE Index were available only at month-end; therefore the S&P 500 value at 3-31-87 and the EAFE value at 10-31-98 were used to calculate performance since IPO. All returns include reinvested dividends and distributions but not the deduction of taxes. Current performance may be lower or higher. Prior to 2010 the Partners and International Funds used currency hedging as an investment strategy. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Call 800-445-9469 or go to www.longleafpartners.com for current performance information and www.longleafpartners.com/misc/prospectus.cfm for the Prospectus and Summary Prospectus, both of which should be read carefully before investing to learn about Fund investment objectives, risks, and expenses.

(2) Inflation plus 10% since inception for the Partners, Small-Cap and International Funds was 1746.5%, 1346.7% and 337.6%, respectively.

Average Annual Returns through March 31, 2011

	Since IPO[1]	20 Year	Ten Year	Five Year	One Year
Partners Fund (4-8-87 IPO)	11.5%	11.6%	6.0%	1.3%	19.9%
S&P 500 Index	9.0	8.7	3.3	2.6	15.7
Small-Cap Fund (2-21-89 IPO)	10.9	12.1	10.1	6.0	20.9
Russell 2000 Index	9.5	9.8	7.9	3.4	25.8
International Fund (10-26-98 IPO)	10.0	na	5.7	2.2	14.6
EAFE Index	4.6	na	5.4	1.3	10.4

2 Your partners at Southeastern believe that the companies we own will deliver material value growth and generate long-term returns that meet our absolute goal. The solid results reflected sound execution by our corporate management partners. The companies that most impacted the positive returns had top line and/or margin growth that drove earnings and free cash flow above expectations and created optimism going forward. Several management teams initiated additional cost reduction plans. Capital allocation moves also increased values as several companies sold or announced plans to sell pieces of their businesses at attractive prices. Many of our management partners recognized that their stocks remained significantly discounted and built value through share repurchases. While company fundamentals drove the Funds’ good performance, macro events hurt prices of a few names. The slow pace of recovery in U.S. housing weighed on cement and aggregates producers, and Middle Eastern turmoil drove up their energy costs. Additionally, uncertainty around Cemex’s Egyptian operations further pressured the stock (held in Partners and International). The earthquake and tsunami in Japan created the most widespread impact as the Funds’ Japanese holdings (NKSJ in Partners and International, Olympus in Small-Cap and International, and Seven Bank in International) all declined. The human toll both in Japan and the Middle East uprisings is tragic. The tsunami recovery will take many months as could political and economic stability in Tunisia, Egypt, Libya, Yemen, and the other countries that are in flux. Ironically, the uncertainty has enhanced the longer term attractiveness of several portfolio companies. Middle Eastern oil supply concerns have placed a higher premium on growing reserves outside of the region including Pioneer Natural Resources’ Spraberry field in the US (in Partners and Small- Cap) and HRT’s Brazilian and Namibian exploration rights (in International). The sharp price rise in oil relative to natural gas has also improved the longer term outlook for Chesapeake’s natural gas reserves (in Partners). Gas rigs will decline as more operators move to extract more profitable oil, and demand will increase as the cost to convert from oil to natural gas is more economically attractive. Higher oil prices also should benefit Cemex because the Mexican government’s oil receipts will rise and lead to more infrastructure and housing spending, and the company’s competitive advantage improves because Cemex has the lowest energy costs in the industry. The combination of natural disasters this year including the New Zealand earthquake, Australian floods, and Japan’s massive earthquake and tsunami, will remove substantial capital from insurance underwriters, particularly reinsurers, as claims are paid. The insurance industry has suffered from multiple years of soft pricing because of the global economic decline, excess cheap capital, and few major disasters drawing down reserves. These pressures have provided the opportunity for the Funds to own some of the industry’s best-in-class firms. Pricing cycles historically have moved in conjunction with significant insured events. Rising insurance premiums will benefit brokers (Aon in Partners and Willis in all three Funds) whose revenues are a percent of premiums, and who have no underwriting risk. Reinsurers and Japanese non- life companies will get higher pricing over multiple years that will more than offset the near- term reserve draw downs (the Odyssey Re unit of Fairfax in both Small-Cap and International, Everest Re in Small-Cap, and NKSJ in Partners and International). Ultimately, economic growth and less capital in the system will benefit even underwriters not directly tied to the Japanese disaster (Travelers and Loews in Partners and Markel in Small-Cap). The Funds’ insurance holdings illustrate one of Southeast ern’s major advantages in generating superior long-term returns — time horizon arbitrage. Most analysts make stock recommendations based on the outlook for a company over the next few quarters. For them, a one-year horizon is long-term. Conversely, Southeastern appraises business values which are dependent on multi-year free cash flows. If an industry or a company faces short-term pressures such as a soft pricing cycle, but the strength of the business and its prospects over five years remain intact, we may get the opportunity to buy a high quality company at a substantial discount to its underlying value. At the time of purchase,

3 each portfolio holding had short-term factors that made the company cheap and competitive advantages that made the long-term value far above our cost. Currently we are finding fewer businesses that meet our required discount given the overall rise in global stock prices over the last two-and-one- half years. Since reaching lows on November 20, 2008, the Partners Fund has gained 146%, Small- Cap 154%, and International 86%. (By comparison, the S&P 500 is up 86%, the Russell 2000 126%, and the EAFE 73% over the same time. See page 1 for additional performance information.) The majority of the gains came from closing the gap between historically low prices relative to values. The P/V ratios of the Funds fell below 40% at the bottom and now have risen to the high-60%s in the Partners Fund, the low-70%s in Small-Cap, and the low-60%s in International. Inflation plus 10% remains a worthy and achievable goal but will be more difficult to deliver over the next few years given the higher P/Vs. As opposed to the recent period when appraisal growth was anemic but returns were huge, we anticipate that most of our performance in the next few years will come from considerable value growth and finding new investments at less than 60% of conservative appraisals. We have begun to see explosive appraisal increases in the last quarter or two at some companies. We anticipate additional substantial gains given the quality of our businesses, the abilities of our management partners, and the conservatism in our appraisals. In contrast to concerns some market bears have about high corporate margins, most businesses we own are still operating well below peak margin and/or revenue levels. Additional margin improvements and revenue gains will contribute to the anticipated value growth. Meanwhile, if the market pulls back, we have significant financial flexibility either to add to existing holdings or to purchase new qualifiers. Currently we are seeing few qualifiers in the U.S., and those we started to buy moved away from our price limit rapidly. Most concerns we hear from our corporate management teams are outside of the U.S. — When will European economies grow, and what will happen to those countries with substantial debt? What will be Japan’s path to recovery and full production? What will be the fallout if the China real estate bubble bursts? What types of governments will ultimately control oil in the Middle East? — Because international stocks have risen less since late 2008, and the above concerns are weighing on markets, we are finding more opportunities outside of the U.S. Most interesting are companies tainted by the broad concerns but with underlying businesses that largely will be unaffected by the above unknowns. The International Fund has slightly less cash than the other two Funds, and the P/V is more compelling. As the largest collective owners of the three Longleaf Partners Funds, your partners at Southeastern believe that the companies we own will deliver material value growth and generate long-term returns that meet our absolute goal. Market volatility may continue, and short-term performance may be lumpy. We will adhere to our investment discipline and be ready to act when Mr. Market offers us companies that meet our stringent criteria. We are grateful for the support and long-term commitment of our investment partners and look forward to delivering the results that you have come to expect from Southeastern. Sincerely, O. Mason Hawkins, CFA Chairman & CEO Southeastern Asset Management, Inc. G. Staley Cates, CFA President & CIO Southeastern Asset Management, Inc. April 19, 2011